Mail Stop 4561

October 10, 2008

Mr. Christian R. Larsen
President and Director
Pacific Webworks, Inc.
230 West 400 South,
Salt Lake City, Utah 84111

> **Re:** **Pacific Webworks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-26731**

Dear Mr. Larsen:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 5. Market for Registrants' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 14

1.   Please explain why you did not file a Form 8-K for your sales of unregistered securities on November 9, 2007. Refer to Item 3.02 of Form 8-K.

Consolidated Financial Statements

Consolidated Statement of Operations, page 23

2.	Please explain your basis for classifying your goodwill impairment as a non-operating expense. In this regard, it appears that it relates to your central operations.

3.	Explain your basis for classifying the 2007 Intellipay lease accrual reduction in other income. As part of your response, please tell us where you recorded the original lease accrual on your Statement of Operations.

4.	Your disclosures on page 38 indicate that you recorded $20,000 in income from discontinued operations in 2007. Tell us how your income statement classification of this income complies with the guidance in paragraph 44 of SFAS 144.

5.	We note your presentation of basic and diluted per share for income (loss) from continuing operations. Please explain your basis for this presentation. In this regard, we note that this amount appears to exclude the impact of your income tax benefit. We further note that you have not disclosed discontinued operations in the periods presented. Similar concerns apply to your disclosures on page 30.

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Earnings (loss) Per Share, page 30

6.	Please explain how your calculations of net income (loss) per share conform to the guidance in SFAS 128. As part of your response, specifically address the following:

	•	The shares used to calculate 2007 basic weighted-average common shares outstanding appear to be the ending balance of shares outstanding rather than the weighted-average shares outstanding during the period. In this regard, we note that it appears that the shares you issued during 2007 were treated as outstanding for the entire year rather than weighting the shares for the portion of the year that they were outstanding. Please tell us how your calculation of basic earnings per share complies with paragraph 8 of SFAS 128; and

- It appears that you have included all of your outstanding stock options in your 2007 diluted weighted-average shares outstanding. Under the treasury stock method, options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options. Please tell us how your calculation of diluted earnings per share complies with paragraphs 17 to 19 of SFAS 128.

  Similar concerns apply to your Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

Note 6 – Stockholders' Equity, page 32

7.   We have the following comments on how you apply SFAS 123(R) to your stock option awards:

- We note that the exercise price of the options granted in 2006 equals the grant date fair value. Please confirm to us that the grant date fair value was based on an appropriate valuation technique (i.e. Black Scholes);
- It appears that you are recording share-based compensation expense in the periods that options are granted rather than over the requisite service period. Explain how your expense recognition complies with paragraphs 39 to 42 of FAS 123(R); and
- Your disclosures on page 29 indicate that, in the period ended December 31, 2006, you recognized compensation cost of $58,975 and $4,276. However, we also note your disclosures on page 33 indicating that you recorded $59,154 of compensation expense in 2006. Please reconcile these amounts.

8.   It does not appear that you have provided all of the disclosures required by paragraphs 64 and A240 of SFAS 123(R). Please explain to us how you have addressed each of the required disclosures in these paragraphs.

Note 9 – Income Taxes, page 37

9.   Tell us how you considered the disclosures required by FASB Interpretation No. 48.

Note 10 – Segment Reporting, page 38

10.   We note the business unit disclosures you have provided and have the following comments:

- Please tell us how you considered providing a total column which reconciles to your Consolidated Statements of Operations;
- The amounts labeled as "Net income (loss)" for 2007 do not reconcile to "Net income (loss)" on your Consolidated Statement of Operations. In this regard, it appears that these amounts reconcile to "Income Before Income Taxes." Please advise; and
- We note that the amounts labeled as "Net income (loss)" for 2006 do not reconcile to any amounts on your Consolidated Statement of Operations. Please advise.

    Similar concerns apply to your Form 10-Q for the quarter ended June 30, 2008.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 40

11.   Please tell us how you considered the disclosures required by Item 308T(a)(1) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief